SMSA Ballinger Acquisition Corp.
2591 Dallas Parkway, Suite 102
Frisco, Texas 75034
(469) 633-0101

January 13, 2014

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.W.
Washington, DC 20549

Re:	SMSA Ballinger Acquisition Corp.
Registration Statement on Form 10
Filed November 27, 2013
File No. 000-55108

Dear Mr. Reynolds:

SMSA Ballinger Acquisition Corp. hereby requests the withdrawal of its Registration Statement on Form 10, SEC File No. 000-55108. If the Staff has any questions or comments, please call our legal counsel, Richard B. Goodner at 214-587-0653.

Yours very truly,

/s/ Orsolya Peresztegi

Orsolya Peresztegi
President and Chief Executive Officer